1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Yoon Choo

Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)

Dear Ms. Choo:

This letter responds to comments Keith Gregory conveyed to us via telephone on August 14, 2019, in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Post-Effective Amendment No. 5 to Angel Oak Strategic Credit Fund’s (the “Fund’s”) registration statement on Form N-2 (the “Registration Statement”), which was filed on July 3, 2019.  The Fund filed Post-Effective Amendment No. 15 on March 31, 2020, which reflects the responses below.  Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

PROSPECTUS

Summary of Terms (pages 1-13)

1.
Comment: Please include additional disclosure regarding LIBOR risk.  In particular, please describe the risks for instruments that pay interest at floating rates based on LIBOR with documents that do not include fallback provisions. Please describe how the transition to a successor rate could affect the value and liquidity of the Fund’s investments that reference LIBOR.  Please consider updating the disclosure to address LIBOR’s potential replacement rates, such as “SOFR.”

Response: The Fund will revise the disclosure to read:

LIBOR Risk. Instruments in which the Fund invests may pay interest at floating rates based on LIBOR or may be subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on LIBOR. Derivative instruments utilized by the Fund and/or issuers of instruments in which the Fund may invest may also reference LIBOR. The Fund also may utilize leverage or borrowings primarily based on LIBOR.  In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR may affect the value, liquidity or return on certain Fund investments that reference LIBOR without including fallback provisions and may result in costs incurred in connection with closing out positions and entering into new trades. Any pricing adjustments to the Fund’s investments resulting from a substitute reference rate may also adversely affect the Fund’s performance and/or NAV.

Summary of Fees and Expenses (page 14)

2.	Comment: Please confirm the expense example reported for the one year period.

Response: Please see Appendix A to this letter for an updated fee table and expense example.

Investment Objective and Strategies (pages 16-20)

3.
Comment: The Staff is aware of rating agency and financial media reports that traditional lender protections are being eroded and so-called “covenant-lite” loans are becoming increasingly common.  If the Fund invests in, or intends to invest in, such loans, please describe the loans and the extent to which the Fund invests in, or intends to invest in, such loans and include appropriate risk disclosure.

Response: The Fund does not invest in or intend to invest in “covenant-lite” loans.

Types of Investments and Related Risks (pages 21-40)

4.
Comment: In the LIBOR risk disclosure, please describe the risks for instruments that pay interest at floating rates based on LIBOR that have documents that do not include fallback provisions. Please describe how transitions to a successor rate could affect the value and liquidity of the Fund’s investments that reference LIBOR.

Response: The Fund will revise the disclosure to read:

LIBOR Risk. Instruments in which the Fund invests may pay interest at floating rates based on LIBOR or may be subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on LIBOR. Derivative instruments utilized by the Fund and/or issuers of instruments in which the Fund may invest may also reference LIBOR. The Fund also may utilize leverage or borrowings primarily based on LIBOR. Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted or are conducting civil and criminal investigations into whether the banks that contributed to the British Bankers’ Association, or the “BBA,” in connection with the calculation of daily LIBOR may have been manipulating or attempting to manipulate LIBOR. Several financial institutions have reached settlements with the Commodity Futures Trading Commission (“CFTC”), the U.S. Department of Justice Fraud Section and the United Kingdom Financial Conduct Authority in connection with investigations by such authorities into submissions made by such financial institutions to the bodies that set LIBOR and other interbank offered rates. Additional investigations remain ongoing with respect to other major banks. There can be no assurance that there will not be additional admissions or findings of rate-setting manipulation or that manipulations of LIBOR or other similar interbank offered rates will not be shown to have occurred. ICE Benchmark Administration Limited assumed the role of LIBOR administrator from the BBA on February 1, 2014. Any new administrator of LIBOR may make methodological changes to the way in which LIBOR is calculated or may alter, discontinue or suspend calculation or dissemination of LIBOR.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR may affect the value, liquidity or return on certain Fund investments that reference LIBOR without including fallback provisions and may result in costs incurred in connection with closing out positions and entering into new trades. Any pricing adjustments to the Fund’s investments resulting from a substitute reference rate may also adversely affect the Fund’s performance and/or NAV. The effect of a phase out of LIBOR on instruments in which the Fund may invest is currently unclear. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions, and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. To the extent that any replacement rate utilized for securities differs from that utilized for a Structured Product that holds those securities, the Structured Product would experience an interest rate mismatch between its assets and liabilities. Structured Products generally contemplate a scenario where LIBOR is no longer available by requiring the Structured Product’s administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations. Recently, some Structured Products have included, or have been amended to include, language permitting the Structured Product’s investment manager to implement a market replacement rate upon the occurrence of certain material disruption events. However, not all Structured Products may adopt such provisions, nor can there be any assurance that Structured Products’ investment managers will undertake the suggested amendments when able. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

Management of the Fund (pages 41-42)

5.	Comment: Please update the control person disclosure as of a more recent date.

Response: The Fund will update the control person disclosure in the Prospectus as of a more recent date.

Choosing a Share Class (page 64)

6.	Comment: Given the voluntary and automatic conversion of Class U shares of the Fund to Class A shares of the Fund, please include disclosure regarding Class A shares per Item 12(c)(3) of Form N-1A.

Response: The Fund has added the following disclosure:

Class A Shares

Class A shares, which are offered through another prospectus, are available through registered broker-dealers, banks, advisers and other financial institutions. Class A shares of the Fund are purchased at net asset value, plus an initial sales charge and subject to 12b-1 fees. There is no initial sales charge on purchases of Class A shares of $1 million or more; however, a contingent deferred sales charge (“CDSC”) of up to 1.00% may be imposed if such Class A shares are redeemed within eighteen (18) months of their purchase. Class A shares are intended for (i) investors who meet the investment minimum for Class A shares, (ii) investors investing through omnibus accounts held by financial intermediaries that charge transaction fees and have entered into arrangements with the Fund’s distributor to offer Class A shares and (iii) retirement plans whose sponsors or administrators have entered into arrangements with the Fund’s distributor.

The minimum initial investment in the Fund is $1,000 for all account types for Class A shares. With respect to Class A shares, the Adviser may, in its sole discretion, waive the minimum for accounts participating in an automatic investment program and in certain other circumstances. The Fund may waive or lower the Class A shares investment minimum for investors who invest in Class A shares of the Fund through an asset-based fee program made available through a financial intermediary. If your investment is aggregated into an omnibus account established by an investment adviser, broker or other financial intermediary, the account minimums apply to the omnibus account, not to your individual investment. The financial intermediary may also impose minimum requirements that are different from those set forth in this Prospectus. With respect to Class A shares, if you choose to purchase or redeem shares directly from the Fund, you will not incur charges on redemptions. However, if you purchase or redeem shares through a broker-dealer or other financial intermediary, you may be charged a fee by that intermediary.

Sales Charges – Class U Shares (pages 66-67)

7.
Comment: In the following disclosure, please clarify whether the distribution/service fee payments made to the intermediary after 13 months are made pursuant to the Fund’s distribution plan (the “Plan”) pursuant to Rule 12b-1 under the 1940 Act or such payments are in addition to the 0.25% 12b-1 fees for Class U shareholders.

Starting in the thirteenth month after a purchase, [Name of Intermediary] will also receive an annual distribution and/or shareholder servicing fee of up to 0.25% of the average daily net assets of Class U shares.

Response: The Fund notes that the above referenced disclosure has been replaced with the following:

The Authorized Intermediary of record will also receive an annual distribution and/or shareholder servicing fee of up to 0.25% of the average daily net assets of Class U shares pursuant to the Plan, calculated and payable monthly.

The Fund confirms that distribution/service fee payments made to Authorized Intermediaries will be made pursuant to the Plan.

How to Buy Shares (pages 68-69)

8.	Comment: Please update the following disclosure to reference the name of the relevant intermediary.

Purchase through a financial intermediary does not affect these eligibility requirements.

Response: The Fund will delete this disclosure.

9.	Comment: Please review the disclosure regarding the minimum initial investment in Class U shares of the Fund.

Response: The Fund has revised the disclosure to read:

The minimum initial investment in Class U shares of the Fund is $50,000. The Adviser may, in its sole discretion, waive this minimum for accounts participating in an automatic investment program and in certain other circumstances. Your Authorized Intermediary may also impose minimum requirements that are different from those set forth in this Prospectus.

Other

10.	Comment: Please add an appendix regarding waivers and discounts available from intermediaries per Item 12(c)(3) of Form N-1A.

Response: The Fund has added an appendix regarding waivers and discounts available from intermediaries.

STATEMENT OF ADDITIONAL INFORMATION

Control Persons and Principal Holders of Securities (page 39)

11.	Comment: Please update the control person disclosure as of a more recent date.

Response: The Fund will update the control person disclosure in the Statement of Additional Information as of a more recent date.

Distribution Plan (page 41)

12.	Comment: Please include the 12b-1 fees for Class A shares per Item 12(c)(3) of Form N-1A.

Response: The Fund has included the 12b-1 fees for Class A shares.

*      *      *

Should you have any questions or comments, please contact me at 202.261.3392.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian

Appendix A

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that you may pay if you buy and hold Class U shares of the Fund. More information about sales charges is in the section “Sales Charges—Class U Shares” on pages [66-70] of the Prospectus.

SHAREHOLDER TRANSACTION EXPENSES	Class U
Maximum Sales Charge (Load) Imposed on Purchases	1.50%
Maximum Contingent Deferred Sales Charge (Load)	None
ANNUAL FUND EXPENSES (as a percentage of average net assets attributable to Shares (i.e., common shares))
Management Fee	1.25%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	4.19%
Acquired Fund Fees and Expenses	0.03%
Total Annual Fund Operating Expenses	5.72%
Less Fee Waiver/Expense Reimbursement(2)	-4.69%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.03%

(1)	Other Expenses have been estimated to reflect expenses expected to be incurred during the current fiscal year.

(2)  The Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (exclusive of any front-end sales loads, taxes, interest on borrowings, dividends on securities sold short, brokerage commissions, 12b-1 fees, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) to limit the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement to 0.75% of the Fund’s average daily net assets (the “Expense Limit”) through May 31, 2021. The contractual arrangement may only be changed or eliminated by the Board upon 60 days’ written notice to the Adviser. The Adviser may not recoup from the Fund any waived amount or reimbursed expenses pursuant to this arrangement.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years
Class U	$25	$142	$256	$536

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management Fee.”